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                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                          For the month of January 2004



                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  [X]        Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes [ ]               No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------
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       This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BANCOLOMBIA S.A.
                                           (Registrant)






Date: January 27, 2004                    By  /s/ JAIME ALBERTO VELASQUEZ B.
                                              Name: Jaime Alberto Velasquez B.
                                              Title: Vice President of Finance



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[BANCOLOMBIA GRAPHIC]

          BANCOLOMBIA REPORTS ACCUMULATED UNCONSOLIDATED NET INCOME OF PS 309,772 MILLION FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

Medellin, COLOMBIA. January 26, 2004. BANCOLOMBIA (NYSE:CIB)*


BANCOLOMBIA reported unconsolidated net income of Ps 27,979(1) million for the month ended December 31, 2003. For the twelve months ended December 31, 2003, BANCOLOMBIA reported accumulated net income of Ps 309,772 million, which is 105% higher than for the same period in 2002.

Total interest income, including investment securities, amounted to Ps 72,765 million in December 2003 and Ps 791,184 million for the twelve-month period ended December 31, 2003. Total fees and income from services amounted to Ps 27,700 million in December 2003 and Ps 259,844 million for the twelve-month period ended December 31, 2003.

Total assets amounted to Ps 11.0 trillion in December 2003. Total deposits increased approximately 9.0% to Ps 6.7 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.54 trillion in December 2003, which constitutes a 35.9% increase over the Ps 1.13 trillion reported in December 2002.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.6% as of December 31, 2003, and the level of allowance for past due loans was 299%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in December 2003 was as follows: 12.2% of total deposits, 13.6% of total net loans, 9.8% of total savings accounts, 17.8% of total checking accounts and 11.8% of total time deposits.


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* This report corresponds to the intermediate financial statements of
BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

(1) Exchange Rate January 26, 2004: COP 2,747.72/USD. Total outstanding shares: 576,695,395. 1ADR= 4 preference shares.


Contacts

JAIME A. VELASQUEZ         MARIA A. VILLA                   WWW.BANCOLOMBIA.COM
FINANCIAL VP               IR MANAGER                       FAX: (574) 2307208
TEL.: (574) 5108666        TEL.: (574) 5108866